FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2011

CGG-Veritas

Tour Maine Montparnasse – 33 Avenue du Maine – BP

191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Second Quarter 2011 Results

Group Revenue at $750m, up 16%

Group Operating Income at $16m

PARIS, France – July 29th 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today its non-audited second quarter 2011 consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise. All second half 2010 results are reported before restructuring and impairment.

•	Group Revenue was $750m, up 16% year-on-year and 3% sequentially.

•	Group Operating Income was $16m:

•	Sercel continued to deliver strong performance with Operating Income at $76m, a margin of 29%.

•	Services Operating Income was a loss of $29m mainly related to North American seasonality in Land, operational interruptions and continued overcapacity in the marine market.

Multi-client marine and Processing & Imaging contributions were particularly strong.

•	Net Income was negative at $38m, including one-off $17m refinancing costs.

•	Net Free Cash Flow was negative at $7m this quarter and positive at $58m for the first half of the year.

•	Net Debt to Equity ratio was 40%.

•	Debt maturity was extended to 2021 and Term Loan B was fully repaid with the issuance of our $650 million Senior Note.

•

As planned in our Performance Program, following their upgrades, the Oceanic Phoenix and Oceanic Endeavour returned to operations. Our ship management partnership with Eidesvik was established and a support vessel charter agreement with Bourbon was signed. The Commander was decommissioned at the end of May.

BroadSeisTM, our advanced marine solution continued to see growing acceptance, and we further developed our newly established commercial joint ventures.

Our cost reduction program is progressing well in the context of rising fuel cost and the weakening US dollar.

•	Backlog as of July 1st sequentially strengthened, up 7% to $1.31 billion.

Post Closing Events:

•

Strategic agreement signed with Spectrum, a Norwegian multi-client company, for the contribution by CGGVeritas of our 2D Multi-client marine library for a consideration in cash and a 25% equity position in Spectrum.

Second Quarter 2011 key figures

In million $	First Quarter 2011	Second Quarter
		2011	2010
Group Revenue	728	750	647
Sercel	275	267	247
Services	533	533	460
Group Operating Income	23	16	37
Margin	3%	2%	6%
Sercel	95	76	66
Margin	34%	29%	27%
Services	-26	-29	5
Margin	-5%	-5%	1%
Net Income	-37	-38	8
Margin	-5%	-5%	1%
Net Debt	1,444	1,492	1,452
Net Debt to Equity ratio	38%	40%	39%

CGGVeritas CEO, Jean-Georges Malcor commented:

“During the quarter, Sercel delivered excellent performance and Services, despite the impact of Land seasonality, continued to see the signs of a progressively strengthening second half of the year.

North American Land activity was seasonally low as we repositioned our crews from Canada and the Arctic to the lower 48 for an expected robust summer campaign. Increasing demand for our marine multi-client data in advance of the announced Gulf of Mexico and Brazil lease sales was confirmed, a promising trend for both future multi-client sales and the progressive balancing of over-capacity in marine.

Our performance plan is progressing well in a context that remains impacted by rising fuel cost and a weakening US dollar. We continued to manage our balance sheet proactively with the significant extension of debt maturity, and in the first half of the year generated positive net free cash flow.

Looking forward, we expect Sercel to continue to deliver strong financial performance and, while difficult conditions remain in the marine market, Services should benefit from our performance program and from the increasing demand for multi-client data in the second half of the year and particularly near year-end.”

Second Quarter 2011 Financial Results

Group Revenue

Group Revenue was up 16% in $ (4% in €) year-on-year and sequentially up 3%.

In millions	First Quarter	Second Quarter		Second Quarter
	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Revenue	728	750	647	517	498
Sercel Revenue	275	267	247	184	191
Services Revenue	533	533	460	367	353
Eliminations	-80	-50	-60	-34	-46
Marine contract	199	242	195	168	150
Land contract	160	81	79	54	62
Processing	99	106	94	73	72
Multi-client	75	104	92	72	70
MC marine	45	78	60	55	46
MC land	30	26	32	18	24

Sercel

Year-on-year, revenue was up 8% in $ (down 4% in €). Sequentially, revenue moderated down 3% from a record first quarter. Operating margin was 29% compared to 27% margin in the second quarter of 2010 and 34% in the first quarter 2011. While operating margin was sequentially lower in the context of a weakening US dollar, Sercel full year perspectives remain strong and unchanged.

Land equipment sales remained at high levels on demand for increasing channel counts and regional activity especially in Europe and the Middle East. In marine equipment, lower sales of streamers this quarter were partially compensated by strong sustained demand for our SeaRay® Ocean Bottom Cable technology. Internal sales represented 19% of total revenue.

Services

Year-on-year, revenue was up 16% in $ (4% in €). Sequentially revenue was relatively stable.

•

Marine contract revenue was up 24% year-on-year in $ (12% in €). Sequentially, revenue was up 22%, with a higher vessel availability rate[1] of 92% and production rate[2] of 85% while operational performance remained impacted by maritime interruptions and operational incidents. The Oceanic Phoenix and Oceanic Endeavour returned to operations with their enhanced configuration following upgrades and sea trials. The Commander was decommissioned at the end of May and our new build X-BOW Oceanic Sirius vessel is on schedule to be delivered in early October. Our wide azimuth contract in Mexico was further extended until mid-December. BroadSeisTM commercial take-up expanded into new complex geological areas including the salt structures in the deep water offshore Gabon.

•

Land contract revenue was up 2% in $ year-on-year (down 12% in €). Sequentially revenue was down 49% from the record first quarter as our Arctic crews demobilized and activity in the Middle East and North Africa was tempered by the unrest earlier in the year. The Land summer campaign is expected to be robust in the lower 48 and the further development of both high-channel count surveys and the OBC market is confirmed particularly in the Middle-East.

•

Processing, Imaging and Reservoir revenue was up 13% year-on-year in $ (2% in €). Sequentially revenue was up 7% on continued advanced technology leadership. The early processing of our BroadSeisTM surveys show very promising results both for our contract and multi-client surveys. During the quarter multiple dedicated center contracts were extended.

•

Multi-client revenue was up 14% year-on-year in $ (2% in €). Capex was at a low point this quarter at $45 million (€31 million), with prefunding at $27 million (€18 million), a rate of 59%. The amortization rate averaged 49%, with 56% in land and 47% in marine. Net Book Value of the library at the end of June was slightly down at $596 million (€412 million).

Multi-client marine revenue was up 31% in $. Capex was low at $12 million (€8 million). Prefunding was $11 million (€8 million), a rate of 97%. After-sales worldwide strengthened sequentially to $67 million (€47 million) as demand for Brazil, North Sea and Gulf of Mexico picked up ahead of lease sales scheduled for the end of the year.

Multi-client land revenue was down 19% in $, following reduced Capex at $33 million (€23 million) and adverse weather conditions in the US over our new programs during the quarter. Prefunding was low this quarter at $15 million (€10 million), a rate of 46%. After-sales were $11 million (€7 million).

[1] -

The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time.

[2] -

The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

Group EBITDAs was $152 million (€105 million), a margin of 20%.

	First Quarter	Second Quarter		Second Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group EBITDAs	160	152	166	105	128
Margin	22%	20%	26%	20%	26%
Sercel EBITDAs	108	90	78	62	60
Margin	39%	34%	31%	34%	31%
Services EBITDAs	95	93	120	64	92
Margin	18%	18%	26%	18%	26%

Group Operating Income was $16 million (€11 million), a margin of 2%.

	First Quarter	Second Quarter		Second Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Operating Income	23	16	37	11	29
Margin	3%	2%	6%	2%	6%
Sercel Op. Income	95	76	66	52	51
Margin	34%	29%	27%	29%	27%
Services Op. Income	-26	-29	5	-20	4
Margin	-5%	-5%	1%	-5%	1%

Financial Charges

Financial charges were $55 million (€37 million) including $17 million one-off charges:

•	Cost of Debt was $51 million including $15 million accelerated one-off issuing fees amortization related to Term Loan B and to repayments of the 2015 High Yield Bond.

•	Other financial items were $4 million including a $2 million one-off High Yield Bond 2015 call premium.

Taxes were $4 million (€3 million) including the favorable impact of $1 million (€1million) of currency translation.

Group Net Income was negative at $38 million (€26 million).

Net Income attributable to owners of CGGVeritas was negative at $41 million (€28 million) after the impact of minority interests of $3 million, resulting in a negative EPS of -€0.19 per ordinary share and -$0.27 per ADS.

Cash Flow*

Cash Flow from Operations

Cash flow from operations was $164 million (€112 million).

Capex

Global Capex was $145 million (€100 million) this quarter, a reduction of 11% year-on-year.

•	Industrial Capex was $100 million (€69 million), an increase of 28% year-on-year.

•	Multi-client Capex was $45 million (€31 million), a reduction of 48% year-on-year.

In million $	First Quarter	Second Quarter
	2011	2011	2010
Capex	123	145	163
Industrial	79	100	78
Multi-client	44	45	86

Free Cash Flow

After interest expenses paid during the quarter, net free cash flow was negative at $7 million (€7 million).

* -	Cash Flow from operations: is “Net cash provided by operating activities”, as presented in the Unaudited interim consolidated statement of cash flows.
-	Net Free Cash Flow: is Cash Flow from operations minus (i) “Total net capital expenditures” and “Investments in multi-client surveys” presented in the “Investing” section of the Unaudited interim consolidated statement of cash flows, and (ii) “Financial expenses paid” presented in the “Financing” section of the Unaudited interim consolidated statement of cash flows.

Second Quarter 2011 Comparisons with Second Quarter 2010

Consolidated Income Statement	First Quarter	Second Quarter		Second Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Exchange rate euro/dollar	1.363	1.448	1.303	1.448	1.303
Operating Revenue	728.2	749.6	646.9	517.2	498.0
Sercel	274.8	266.7	247.0	183.8	190.6
Services	532.9	532.7	459.8	367.1	353.3
Elimination	-79.5	-49.8	-60.1	-33.7	-45.9
Gross Profit	96.7	104.0	129.4	71.8	99.9
Operating Income	23.1	15.5	37.1	10.5	28.5
Sercel	94.6	76.4	65.8	52.3	50.5
Services	-26.0	-29.3	5.1	-20.3	4.1
Corporate and Elimination	-45.5	-31.6	-33.8	-21.5	-26.1
Financial Items	-59.0	-54.6	-23.2	-37.6	-17.8
Income Tax	-8.1	-5.3	-2.7	-3.6	-2.2
Deferred Tax on Currency Translation	5.2	1.1	0.4	0.7	0.2
Income from Equity Investments	2.0	5.6	-3.2	4.0	-2.3
Net Income	-36.9	-37.7	8.3	-26.0	6.2
Earnings per share (€) / per ADS ($)	-0.27	-0.27	0.02	-0.19	0.01
EBITDAs	159.8	152.4	166.4	104.9	128.0
Sercel	108.1	89.8	77.7	61.6	59.7
Services	95.1	93.3	120.2	64.3	92.4
Industrial Capex	79.4	99.6	77.7	70.3	59.1
Multi-client Capex	44.5	44.9	85.7	31.0	65.8

First Half 2011 Financial Results

Group Revenue

Group Revenue was up 10% in $ year-on-year (6% in €), reflecting the continued strong demand for Sercel equipment and the progressive strengthening of the seismic services market. Group Revenue was seasonally down 5% compared to the second half of 2010.

In millions	Second Half	First Half		First Half
	2010 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Revenue	1 561	1 478	1 343	1 052	996
Sercel Revenue	531	541	469	385	350
Services Revenue	1 112	1 066	971	758	719
Eliminations	-81	-129	-97	-91	-72
Marine contract	380	441	398	314	295
Land contract	188	241	193	171	143
Processing	202	206	187	146	139
Multi-client	342	178	192	127	142
MC marine	255	123	134	87	99
MC land	87	56	59	40	43

Group EBITDAs was $312 million (€222 million), a margin of 21%.

	Second Half	First Half		First Half
In millions	2010 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group EBITDAs	482	312	342	222	254
margin	31%	21%	25%	21%	25%
Sercel EBITDAs	201	198	139	141	104
margin	38%	37%	30%	37%	30%
Services EBITDAs	323	188	257	134	190
margin	29%	18%	26%	18%	26%

Group Operating Income was $39 million (€28 million), a margin of 3%.

	Second Half	First Half		First Half
In millions	2010 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Operating Income	146	39	74	28	55
margin	9%	3%	5%	3%	5%
Sercel Op. Income	175	171	115	122	86
margin	33%	32%	25%	32%	25%
Services Op. Income	18	-55	19	-39	14
margin	2%	-5%	2%	-5%	2%

Financial Charges

Financial charges were $114 million (€81 million) including:

•	$72 million of recurring cost of debt.

•	$42 million of one-off charges: $25 million in the first quarter and $17 million in the second quarter.

Net Income was a loss of $75 million (€53 million).

Net Income attributable to owners of CGGVeritas was negative at $82 million (€58 million), after the impact of minority interests of $8 million, resulting in a negative EPS of -€0.38 per ordinary share and -$0.54 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was $366 million (€261 million) up 57% year-on-year.

Capex

Global Capex was $268 million (€191 million) in the first half of the year, a reduction of 11% year-on-year.

•	Industrial Capex was $179 million (€127 million), an increase of 38% year-on-year.

•	Multi-client Capex was $89 million (€64 million), a reduction of 48% year-on-year with a 75% prefunding rate.

In million $	Second Half	First Half
	2010	2011	2010
Capex	289	268	302
Industrial	171	179	129
Multi-client	119	89	173

Free Cash Flow

After interest expenses paid during the first half, net free cash flow was positive at $58 million (€41 million).

Balance Sheet

Net Debt to Equity Ratio

On May 31st 2011, we issued a $650 million principal amount of 6.5% Senior Notes due 2021. The notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7.0%.

We used the net proceeds of this offering to repay in full the Term Loan B facility and to redeem the remaining $70 million principal amount of the 7 1/2% Senior Notes due 2015.

Group gross debt was up to $2.013 billion (€1.393 billion) at the end of June 2011.

Group net debt was up to $1.492 billion (€1.033 billion), with $520 million (€360 million) in available cash. Consequently, the net debt to equity ratio was 40% at the end of June.

First Half 2011 Comparisons with First Half 2010

Consolidated Income Statement	First Half		First Half
In millions	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Exchange rate euro/dollar	1.406	1.348	1.406	1.348
Operating Revenue	1 477.9	1 343.0	1 051.5	996.0
Sercel	541.4	469.0	385.4	349.5
Services	1 065.6	970.9	758.1	718.8
Elimination	-129.1	-97.0	-92.0	-72.3
Gross Profit	200.7	277.4	142.8	205.8
Operating Income	38.6	73.8	27.5	54.8
Sercel	170.9	115.4	121.6	86.0
Services	-55.1	19.2	-39.2	14.2
Corporate and Elimination	-77.2	-60.8	-54.9	-45.4
Financial Items	-113.7	-47.1	-80.9	-35.0
Income Tax	-13.4	-11.7	-9.6	-8.6
Deferred Tax on Currency Translation	6.3	-3.4	4.5	-2.5
Income from Equity Investments	7.7	-2.8	5.5	-2.1
Net Income	-74.5	8.8	-53.0	6.6
Earnings per share (€) / per ADS ($)	-0.54	0.00	-0.38	0.00
EBITDAs	312.2	341.9	222.1	253.6
Sercel	198.0	139.4	140.9	103.9
Services	188.4	257.0	134.0	190.3
Industrial Capex	179.0	129.3	127.4	96.0
Multi-client Capex	89.4	172.6	63.6	128.0

Other Information:

•	A French language conference call is scheduled today at 10:00am (Paris), 9:00am (London).

To take part in the French language conference, simply dial in 5 to 10 minutes prior to the scheduled start time.

- France call-in	+33 1 70 77 09 22
- International call-in	+44 203 367 94 59
- Replay	+33 1 72 00 15 01 & +44 203 367 94 60
Code:	273902 #

•	An English language conference call is scheduled today at 3:00pm (Paris), 2:00pm (London), 8:00am (US CT), 9:00am (US ET).

To take part in the English language conference, simply dial in 5 to 10 minutes prior to the scheduled start time.

- US Toll-Free	1-877-317-6789
- International call-in	1-412-317-6789
- Replay	1-877-344-7529 & 1-412-317-0088
Code:	451944

Copies of the presentation and detailed financial results will be posted on the CGGVeritas website at www.cggveritas.com and can be downloaded.

These conference calls will be broadcast live on the CGGVeritas website at www.cggveritas.com and a replay will be available for two weeks thereafter.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique – Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

July 29th, 2011	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary